Exhibit 21

Subsidiaries

Subsidiary and Name Under Which It Does Business	Jurisdiction In Which Organized

Empreso Brasileira de Compressores S.A.	Brazil

Multibras S.A. Eletrodomesticos	Brazil

Whirlpool Canada Inc.	Canada

Whirlpool do Brasil Ltda.	Brazil

Whirlpool Europe B.V.	The Netherlands

Whirlpool Financial Corporation	Delaware

Whirlpool Mexico, S.A. de C.V.	Mexico

Whirlpool Patents Company	Michigan

Whirlpool Properties, Inc.	Michigan

The names of the Company’s other subsidiaries are omitted because, considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a significant subsidiary as of December 31, 2002.